Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM PENETRATES TIER-1 LAWFUL
INTERCEPTION COMPANY: ACHIEVES MULTI-
MILLION DOLLAR DESIGN WIN FOR 100G
INTELLIGENT BYPASS SWITCHES

– $1.6M in POs For Delivery in Q3 Received So Far –

KFAR SAVA, Israel, August 1, 2016 , - Silicom Ltd. (NASDAQ: SILC) today announced that it has achieved a major Design Win from a top-tier Lawful Interception company for the IS 100, an Intelligent Bypass Switch that the Company has recently released for the 100G market.

The Design Win was accompanied by two initial purchase orders totaling $1.6 million, both scheduled for delivery during the third quarter. Management expects that orders from this Design Win will ramp up to a level of several million dollars per year.

“We are pleased to achieve this major Design Win with an exceedingly high-potential customer, the fruit of a long and persistent sales effort,” commented Shaike Orbach, Silicom’s President and CEO. “Our relationship with this customer began earlier with a small-quantity win for our Redirector cards, a strategic sale that introduced our capabilities and established a good working relationship. When they began developing products for the challenging 100G environment, they outgrew the capabilities of their existing Bypass Switch supplier, and turned naturally to Silicom for a higher-performance alternative with on-board intelligence. As such, we view this Design Win as a further confirmation of our technology, our design concepts, our service capabilities and our market insight.”

Mr. Orbach continued, “Having moved our relationship with this customer to the next level, we see opportunities for expanding the relationship, and plan to propose additional connectivity products offering a broad variety of functionalities and speeds. While the current Design Win alone is likely to generate revenues of several million dollars per year, the potential of the relationship as a whole is much bigger, with more new Design Wins becoming significant contributors to our revenues.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com